November 20, 2018

VIA EDGAR

Ms. Lauren Hamill
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century World Mutual Funds, Inc. (the “Registrant”)
1933 Act File No. 033-39242, Post-Effective Amendment No. 76 and
1940 Act File No. 811-06247, Amendment No. 76 (collectively, the “Amendment”)

Dear Ms. Hamill:

This letter responds to your comments that we discussed on October 12, 2018, relating to the Amendment to the Registrant’s registration statement, filed on August 30, 2018, for the principal purpose of registering a new series, NT Non-U.S. Intrinsic Value (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Please disclose whether the agreement mentioned in footnote 2 to the fee table is contractual and supplementally state whether the advisor can recoup any of the waived fee.

Response: The fund is available only to other funds advised by American Century Investments. The advisor intends to continue waiving the fee for G Class indefinitely and cannot unilaterally change the waiver without approval from the Board of Directors. The advisor cannot recoup any of the waived fee.

2.
Comment: The Item 9 risk disclosure mentions both sponsored and unsponsored American Depositary Receipts (“ADRs”), if the Fund will be able to invest in both types of ADRs, please also add this disclosure to the Item 4 discussion of principal strategies.

Response: While the fund will have the ability to invest in unsponsored depositary receipts, doing so is not part of its principal investment strategy. A full discussion of depositary receipts is included in the Statement of Additional Information under the heading Fund Investment Guidelines. We revised the disclosure in the Item 9 risk discussion to clarify that investment in unsponsored depositary receipts is atypical. We respectfully decline to add such discussion to the Item 4 disclosure as use of these types of instruments are not part of the Fund’s principal strategy.

3.	Comment: Under the heading Principal Investment Strategies, the Fund discusses use of ADRs. Please add corresponding risk disclosure in the Principal Risks section.

Response: We made the requested change.

4.
Comment: The Principal Investment Strategies section states, “The fund . . . generally intends to invest across different countries and geographic regions.” This seems potentially inconsistent with the Single Country Risk disclosed in the Principal Risks section.

Response: We removed the Single Country Risk factor to clarify that the Fund will generally invest in many different countries.

5.	Comment: If convertible securities and equity equivalent securities are security types that the fund will principally invest in, please add corresponding risks in the Principal Risks section.

Response: The Fund will not invest principally in convertible securities or equity equivalent securities. We revised the disclosure to clarify.

6.
Comment: In the section What are the fund’s principal investment strategies?, the disclosure states, “the portfolio managers screen the initial universe for those securities with the best value to price characteristics, with a bias towards companies that have conservative capital structures.” Please describe what is meant by “conservative capital structures.”

Response: We revised the disclosure to clarify as requested.

7.
Comment: In the section What are the fund’s principal investment strategies?, the disclosure states,” the fund is considered benchmark-agnostic, subject to portfolio constraints to control for risks. . . .” Please describe or provide examples of constraints that would control risks.

Response: We removed the language to clarify.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Corporate Counsel